Exhibit 99.1

IPA’s Advanced PolyTope® TATX-03, a Multi-Antibody Cocktail, Potently Prevents In Vitro Infection of Cells by the Currently Dominant Omicron Sublineage BA.2, in Addition to all Other Variants of Concern

  IPA's PolyTope® TATX-03 shows continuous validation of potent in vitro neutralizing activity against SARS-CoV-2 variants of concern, as further demonstrated against the Omicron sublineage BA.2
  Neutralization potency of the TATX-03 cocktail towards BA.2-pseudotyped viral particles is comparable to its previously reported neutralizing activity against Omicron BA.1
  In addition to retained potent neutralization by the cocktail as a whole, all four individual therapeutic antibodies in IPA’s TATX-03 retained binding to the BA.2 spike trimer, with reactivity profiles similar to BA.1

VICTORIA, British Columbia--(BUSINESS WIRE)--April 20, 2022--IPA (IMMUNOPRECISE ANTIBODIES LTD.) (the “Company” or “IPA”) (NASDAQ: IPA) (TSXV: IPA) is pleased to share the outcome of recent laboratory data on their PolyTope® TATX-03 antibody cocktail, which demonstrates strong neutralizing activity toward the Omicron subvariant BA.2. The BA.2 pseudovirus was neutralized with a potency comparable to the previously analyzed Omicron BA.1, demonstrating ongoing and continued consistency of the cocktail to potently neutralize SARS-CoV-2 variants of concern (VOC). This functional outcome was supported by demonstrated binding of each individual antibody constituent to spike-protein trimer BA.2, data which is also highly comparable with the binding observed against BA.1.

Various sublineages were identified relatively soon after the SARS-CoV-2 Omicron variant was designated as a VOC. Of the sublineages classified, BA.2 and BA.3 have higher transmission potential than, for example, BA.1. Given the global prevalence and exceptional transmissibility of BA.2, as well as the reality that most antibody therapies authorized by the FDA under Emergency Use Authorization have lost neutralizing potency against the Omicron variants, recent conversations with the Food and Drug Administration led to prioritizing potency screening of IPA’s TATX-03 product toward BA.2. In line with recent in silico modelling predictions at IPA, the in vitro experimental data showed no significant difference in TATX-03 antibody binding to Omicron and the BA.2 sublineage. As anticipated, IPA’s rationally designed anti-SARS-CoV-2 cocktail potently prevented cell infection by Omicron sublineage BA.2 pseudovirus particles at similar antibody concentrations compared to BA.1, resulting in complete neutralization of this dominant subvariant .

“In our news release on January 31st, we announced data demonstrating the potent neutralization of the Omicron BA.1 subvariant by IPA’s PolyTope® TATX-03. Once again, the remarkable and unprecedented endurance of our first-generation TATX-03 antibody cocktail demonstrates a unique ability to maintain neutralization potency against all concerning viral mutants, this time against the currently dominant Omicron sublineage BA.2 containing, yet again, unique mutations,” stated Dr. Ilse Roodink, CSO of IPA. “With the new results on the BA.2 subvariant, the vast data package on IPA’s TATX-03 pharmaceutical continues to mount, demonstrating limited variation in its powerful and consistent neutralization potency against all virus variants, giving great confidence to the significance of this resilient product. This is, again, a wonderful confirmation of the sustainability and long-term value of our TATX-03 therapy.”

ImmunoPrecise Antibodies Ltd.

ImmunoPrecise Antibodies Ltd. is a biotherapeutic, innovation-powered company that supports its business partners in their quest to discover and develop novel antibodies against a broad range of target classes and diseases. The Company offers a hybrid of services and programs with advanced platforms and technologies — dynamic scientists and business advisors — to optimize antibody discovery and development, against rare and/or challenging epitopes. For further information, visit www.immunoprecise.com.

Forward Looking Information

This news release contains forward-looking statements within the meaning of applicable United States securities laws and Canadian securities laws. Forward-looking statements are often identified by the use of words such as “potential”, “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information contained in this news release include, but are not limited to, statements regarding the Company’s ability to complete its pre-IND studies, the ability of the Company to successfully submit an IND application with respect to PolyTope® TATX-03, statements regarding regulatory approvals, statements regarding the potential of IPA’s PolyTope® TATX-03 to provide strong anti-viral effects against SARS-CoV-2/COVID-19 disease or any variant of the virus as either a prophylactic (preventative) or treatment (therapeutic), or to retain efficacy over time. In respect of the forward-looking information contained herein, the Company has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks, including, without limitation, the Company may not be successful in timely completing its pre-IND studies or submitting an IND application to the FDA, developing its PolyTope® monoclonal antibodies, including TATX-03, or other vaccines or therapeutics against COVID-19 through the successful and timely completion of preclinical assays, studies and clinical trials, or may not receive all regulatory approvals to commence and then continue clinical trials of its products, including PolyTope® TATX-03 and, be successful in partnering or commercializing its products related to COVID-19, the coverage and applicability of the Company’s intellectual property rights to its PolyTope® antibody cocktails, as well as those risks discussed in the Company’s Annual Information Form dated July 27, 2021 (which may be viewed on the Company’s profile at www.sedar.com) and the Company’s Form 40-F, Amendment No, 1 dated September 28, 2021 (which may be viewed on the Company’s profile at www.sec.gov). Furthermore, there can be no assurance that the pending patent applications will issue as patents and that challenges will not be instituted against the validity or enforceability of such patents. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE ImmunoPrecise Antibodies

Contacts

Investor contact:

LifeSci Advisors
John Mullaly
Email: jmullaly@lifesciadvisors.com